Exhibit 21

Subsidiaries of the Registrant

Name	State of Incorporation
Territorial Savings Bank	Federal (direct)

Territorial Savings Statutory Trust I	Connecticut (direct)

Territorial Savings Statutory Trust II	Connecticut (direct)

Territorial Savings Statutory Trust III	Connecticut (direct)

Territorial Holdings, Inc.	Hawaii (indirect)

Territorial Realty, Inc.	Hawaii (indirect)

Territorial Financial Services, Inc.	Hawaii (indirect)

Territorial Real Estate Co., Inc.	Hawaii (indirect)